1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

November 24, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Ganley

Re:	PennantPark Investment Corporation

Ladies and Gentlemen:

PennantPark Investment Corporation, a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (Registration No. 333-192782, as amended from time to time, the “Registration Statement”), which registered an aggregate of $1,000,000,000 of the Company’s common stock, preferred stock, warrants representing rights to purchase shares of its common stock, preferred stock or debt securities, subscription rights, debt securities or units comprised of any of the aforementioned securities for offering to the public by the Company from time to time in accordance with Rule 415 under the Securities Act of 1933, as amended. The Company respectfully requests that the Staff of the Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). Since the time of the effectiveness of the Registration Statement on January 30, 2014, there have been no material changes in its investment strategy, management team or other disclosures regarding its business and associated risks. The disclosure in the Registration Statement, however, reflects certain changes in the Company’s disclosure as updated in the Company’s most recently filed Annual Report on Form 10-K, including updated financial information for the fiscal year ended September 30, 2014.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Ganley November 24, 2014 Page 2

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 202.261.3313 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle